FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 11, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS 2007 FIRST QUARTER FINANCIAL AND PRODUCTION RESULTS

 — Revenues of $1.4 billion —

— Operating income of $327.7 million —

— Net income of $205 million, $1.47 per ADR or $0.49 per diluted share —

Moscow, Russia – July 11, 2007 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced financial and production results for the first quarter ended March 31, 2007.

US$ thousand	1Q 2007	1Q 2006	Change Y-on-Y
Revenues	1,416,166	853,518	65.9%
Net operating income	327,655	58,996	455.4%
Net operating margin	23.1%	6.9%	—
Net income	205,014	62,881	226.0%
EBITDA (1)	355,450	134,411	164.5%
EBITDA margin	25.1%	15.7%	—

(1)          See Attachment A.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented: “The first quarter of 2007 was a successful one for Mechel that continued the strong performance we have seen recently.  Coupled with a market environment that continues to be favorable, we increased our production volumes and improved operational performance, which drove significant growth in all aspects of our business when compared to a year ago.”

Consolidated Results

Net revenue in the first quarter of 2007 increased 65.9% to $1.4 billion from $853.5 million in the first quarter of 2006, reflecting strong selling prices across the Company’s main product categories.  Operating income was $327.7 million, or 23.1% of net revenue, an increase of 455.4% over operating income of $59.0 million, or 6.9% of net revenue, in the first quarter of 2006.

For the first quarter of 2007, Mechel reported consolidated net income of $205.0 million, or $1.47 per ADR ($0.49 per diluted share), compared to consolidated net income of $62.9 million, or $0.48 per ADR ($0.16 per diluted share) in the first quarter of 2006.

Consolidated EBITDA was $355.5 million in the first quarter of 2007, compared to $134.4 million a year ago, an increase of 164.5%.  The increase in EBITDA was primarily the result of the higher sales volumes in the Company’s main product categories, as well as positive pricing dynamics and the impact of steps the Company has taken to improve production efficiency and lower operating costs. Selling expenses decreased to 8.4% of sales for the first quarter or 2007 compared with 12.0% for the same quarter in the prior year as a result of positive changes to the sales structure.  General and administrative expense were reduced to 5.4% of sales for the quarter, compared with 7.2% in the first quarter of 2006, due to tighter cost controls.

Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results

US$ thousand	1Q 2007	1Q 2006	Change Y-on-Y
Revenues from external customers	421,420	289,459	45.6%
Intersegment sales	168,354	75,871	121.9%
Operating income	181,700	29,289	520.4%
Net income	103,810	27,467	277.9%
EBITDA	196,229	58,000	238.3%
EBITDA margin (1)	33.3%	15.9%	—

(1)          EBITDA margin calculation is based on the total revenues of the segment including intersegment sales.

Mining Segment Output

Product	1Q 2007, thousand tonnes	1Q 2007 vs. 1Q 2006
Coal	4,543	13%
Coking coal	2,223	0%
Steam coal	2,320	30%
Iron ore concentrate	1,095	(3)%
Nickel	4.1	22%

Mining segment revenue from external customers for the first quarter of 2007 totaled $421.4 million, or 29.8% of consolidated net revenue, an increase of 45.6% over segment revenue from external customers of $289.5 million, or 33.9% of consolidated net revenue, in the first quarter of 2006.

Operating income in the first quarter of 2007 in the mining segment was $181.7 million, or 30.8% of total segment revenues, an increase of 520.4% compared to operating income of $29.3 million, or 8.0% of total segment revenues, a year ago.  EBITDA in the mining segment for the 2007 first quarter was $196.2  million, an increase of 238.3% compared to EBITDA of $58.0 million a year ago, with an EBITDA margin increase to 33.3% from 15.9% in the 2006 first quarter.  Results in the Company’s mining segment for the first quarter of 2006 include a one-time extraction tax accrual of $20 million, as previously announced.

Igor Zyuzin commented on the results of the mining segment, “Market conditions remained strong in the mining segment, and Mechel continued to implement its strategy aimed at further growing its mining operations. Investments in construction of new mining facilities and modernization of mining equipment allowed us to achieve significant increase in coal output in the first quarter of 2007 as compared to the same period a year ago.  We leveraged the strong market conditions and doubled EBITDA margin for the segment to 33.3%.  We also increased our nickel output by 22% due to the further optimization of our production processes. Taking into consideration current favorable market conditions, we remain optimistic with regard to the overall outlook for the segment for the remainder of this year.”

Steel Segment Results

US$ thousand	1Q 2007	1Q 2006	Change Y-on-Y
Revenues from external customers	994,746	564,059	76.4%
Intersegment sales	14,636	5,173	182.9%
Operating income	145,955	29,707	391.3%
Net income	101,204	35,414	185.8%
EBITDA	159,222	76,411	108.4%
EBITDA margin (1)	15.8%	13.4%	—

(1)        EBITDA margin calculation is based on the total revenues of the segment including intersegment sales.

Steel Segment Output

Product	1Q 2007, thousand tonnes	1Q 2007 vs. 1Q 2006
Coke	930	82%
Pig iron	930	13%
Steel	1,488	9%
Rolled products	1,274	19%
Hardware	158	18%

Revenues from external customers in Mechel’s steel segment increased 76.4% to $994.7 million, or 70.2% of consolidated net revenue, in the first quarter of 2007 as compared to $564.1 million, or 66.1%, in the first quarter of 2006.

For the first quarter of 2007, the steel segment generated operating income of $146.0 million, or 14,5% of total segment revenues, an increase of 391.3% compared to operating income of $29.7 million, or 5.2% of total segment revenues, during the first quarter of 2006.  EBITDA in the steel segment for the 2007 first quarter was $159.2 million, an increase of 108.4% when compared to EBITDA of $76.4 million in the 2006 first quarter.  The EBITDA margin in the first quarter of 2007 was 15.8%, compared to 13.4% a year ago.

Igor Zyuzin commented, “In the steel segment, we continue to focus our efforts on enhancing profitability through modernization of production and control over costs as well as further shifting our sales mix to an increased proportion of value-added, higher margin products.  The capital expenditure program which we continue to implement in the steel segment has enabled us to decrease raw material consumption ratios, resulting in reduced production costs and increased production output.  We also continued to steadily increase the share of continuously cast steel. At the end of last year we commissioned a new continuous casting machine at Chelyabinsk Metallurgical Plant, and another one was commissioned at our Romanian subsidiary, Mechel Targoviste, in the first quarter of this year.”

Recent developments

•                  In July, Mechel OAO announced the appointment of Stanislav Ploschenko as its Acting Chief Financial Officer. In this position Stanislav Ploschenko replaced Anton Vishanenko.

•                  In July, Mechel OAO provided additional information regarding its capital expenditure program for 2007-2011.  Mechel plans to invest about $1.5 billion in its steel segment and about $1.2 billion in its coal segment during five years.

Igor Zyuzin concluded, “Overall, we achieved significant progress in the first quarter of 2007, compared to the first quarter of 2006.  We continue to steadily implement our strategy, focusing on modernizing production, increasing output and controlling costs while also capitalizing on the favorable conditions currently seen in our markets.  As we carry out our recently announced capital expenditure program, we intend to further focus on increasing operational performance in both segments.  Our position as an integrated producer with a diversified product portfolio and broad market base will allow us to flexibly react to the changing market environment, positioning us well for the future.”

Financial Position

Capital expenditure in the first quarter of 2007 amounted to $81.8 million, of which $29.4 million was invested in the mining segment and $52.3 million in the steel segment.

In the first quarter of 2007, Mechel spent $4.2 million on acquisitions, and another $6.1 million was spent on acquisition of minority interest in other subsidiaries.

As of March 31, 2007, total debt(1) was at $408.8 million.  Cash and cash equivalents amounted to $209.1 million at the end of the period and net debt amounted to $199.7 million (net debt is defined as total debt outstanding less cash and cash equivalents).

* One American Depositary Share is equivalent to three diluted shares.

The management of Mechel will host a conference call today at 6 p.m. Moscow time (10 a.m. New York time, 3 p.m. London time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO

Alexander Tolkach

Head of International Relations & Investor Relations

Mechel OAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

(1) Total debt is comprised of short-term borrowings and long-term debt

Attachments to the 2007 First Quarter Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1Q 2007	1Q 2006
Net income	205,014	62,881
Add: Depreciation, depletion and amortization	52,856	41,515
Interest expense	7,945	11,349
Income taxes	89,635	18,666
Consolidated EBITDA	355,450	134,411

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1Q 2007	1Q 2006
Revenue, net	1,416,166	853,518
EBITDA	355,450	134,411
EBITDA margin	25.1%	15.7%

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

	March 31, 2007	December 31, 2006
Assets
Cash and cash equivalents	$209,050	$172,614
Trading securities	258,453	270,964
Accounts receivable, net of allowance for doubtful accounts of $21,844 as of 31/03/2007 and $19,592 as of 31/12/2006	274,162	191,172
Due from related parties	743	545
Inventories	659,576	653,079
Deferred cost of inventory in transit	12,391	14,125
Current assets of discontinued operations	9	9
Deferred income taxes	4,436	7,922
Prepayments and other current assets	417,679	324,600
Total current assets	1,836,499	1,635,030

Long-term investments in related parties	436,283	429,206
Other long-term investments	56,466	44,392
Non-current assets of discontinued operations	109	108
Intangible assets, net	5,418	4,746
Property, plant and equipment, net	2,082,613	2,012,828
Mineral licenses, net	258,750	269,851
Deferred income taxes	14,675	6,983
Goodwill	48,133	45,914
Total assets	$4,738,946	$4,449,058

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt	$80,393	$166,517
Accounts payable and accrued expenses:
Advances received	150,109	88,278
Accrued expenses and other current liabilities	100,692	84,632
Taxes and social charges payable	253,852	143,037
Trade payable to vendors of goods and services	168,909	183,485
Due to related parties	3,603	2,353
Current liabilities of discontinued operations	511	508
Asset retirement obligation, current portion	3,616	3,444
Deferred income taxes	34,959	58,820
Deferred revenue	21,945	7,183
Pension obligations, current portion	13,803	11,044
Finance lease liabilities, current portion	6,234	6,066
Total current liabilities	838,626	755,367

Long-term debt, net of current portion	328,454	322,604
Restructured taxes and social charges payable, net of current portion	1,654	7,782
Asset retirement obligations, net of current portion	90,081	88,914
Pension obligations, net of current portion	58,504	59,170
Deferred income taxes	162,845	136,154
Finance lease liabilities, net of current portion	62,436	51,068
Minority interests	185,152	163,036

Shareholders’ Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 416,270,745 and 416,270,745 shares outstanding as of March 31, 2007 and December 31, 2006)	133,507	133,507
Treasury shares, at cost	—	—
Additional paid-in capital	426,767	412,327
Accumulated other comprehensive income	213,650	188,218
Retained earnings	2,237,270	2,130,911
Total shareholders’ equity	3,011,194	2,864,963
Total liabilities and shareholders’ equity	$4,738,946	$4,449,058

Consolidated Income Statements

(in thousands of U.S. dollars, except share and per share
amounts)

	3 months ended March 31,
	2007	2006	2005
Revenue, net	1,416,166	$853,518	$1,039,456
Cost of goods sold	(875,724)	(591,729)	(589,497)
Gross profit	540,442	261,789	449,959

Selling, distribution and operating expenses:

Selling and distribution expenses	(119,288)	(102,693)	(115,250)
Taxes other than income tax	(13,614)	(35,623)	(33,335)
Accretion expense	(1,039)	(834)	(496)
Loss on write-off of property, plant and equipment	—	—	—
(Provision for) recovery of doubtful accounts	(2,043)	(1,899)	(11,175)
General, administrative and other operating expenses	(76,803)	(61,744)	(62,930)
Total selling, distribution and operating expenses	(212,787)	(202,793)	(223,186)
Operating income	327,655	58,996	226,773

Other income and (expense):
Income from equity investments	3,417	2,596	498
Interest income	1,076	1,555	4,817
Interest expense	(7,945)	(11,349)	(16,433)
Loss on revaluation of trading securities	(15,667)	—	—
Other income, net	4,448	7,374	15,237
Foreign exchange gain (loss)	9,278	20,066	(5,985)
Total other income and (expense), net	(5,393)	20,242	(1,866)
Income before income tax, minority interest, discontinued operations and extraordinary gain	322,262	79,238	224,907

Income tax expense	(89,635)	(18,666)	(52,982)
Minority interest in (loss) income of subsidiaries	(27,658)	1,627	(2,226)
Income from continuing operations	204,969	62,199	169,699
Income (loss) from discontinued operations, net of tax	45	681	(186)
Extraordinary gain, net of tax	—	—	—
Net income	205,014	$62,880	$169,513
Currency translation adjustment	20,259	66,443	(6,058)
Adjustment of available-for-sale securities	5,201	30	131
Additional minimum pension liability	—	—	—
Comprehensive income	230,474	$129,353	$163,586

Basic and diluted earnings per share:
Earnings per share from continuing operations	0.49	$0.16	$0.42
Loss per share effect of discontinued operations	(0.00)	(0.00)	(0.00)
Earnings per share effect of extraordinary gain	0.00	0.00	0.00
Net income per share	0.49	$0.16	$0.42

Weighted average number of shares outstanding	416,270,745	$403,274,537	$403,118,680

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	3 months ended March 31,
	2007	2006
Cash Flows from Operating Activities
Net income	$205,014	$62,880
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	48,520	37,584
Depletion and amortization	4,336	3,931
Foreign exchange (gain) loss	(9,278)	(20,066)
Deferred income taxes	(6,672)	(4,978)
Provision for (recovery of) doubtful accounts	2,043	1,899
Inventory write-down	1,506	(392)
Accretion expense	1,039	834
Loss on write-off of property, plant and equipment	—	—
Minority interest	27,658	(1,627)
Gain on revaluation of trading securities	15,666	—
Change in undistributed earnings of equity investments	3,417	(2,596)
Non-cash interest on long-term tax and pension liabilities	1,245	1,376
Loss on sale of property, plant and equipment	26	984
Loss (gain) on sale of long-term investments	—	(624)
Gain on discharged asset retirement obligations	—	—
(Income) loss from discontinued operations	(45)	(681)
Gain on accounts payable with expired legal term	(4,773)	(987)
Gain on forgiveness of fines and penalties	(6,346)	(5,038)
Amortization of capitalized costs on bonds issue	—	390
Pension service cost and amortization of prior year service cost	1,027	(665)
Effect of FIN No48 implementation on current income tax	3,707	—

Net change before changes in working capital	288,090	72,224
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(50,541)	(2,100)
Inventories	(45,486)	(57,689)
Trade payable to vendors of goods and services	(31,680)	(43,763)
Advances received	60,753	89,557
Accrued taxes and other liabilities	63,599	3,233
Settlements with related parties	1,036	5,844
Current assets and liabilities of discontinued operations	(24)	441
Deferred revenue and cost of inventory in transit, net	16,496	(9,006)
Other current assets	(104,871)	68,506
Dividends received	—	3,479

Net cash provided by operating activities	197,372	130,726

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	—	(2,153)
Acquisition of minority interest in subsidiaries	(6,074)	(1,696)
Acquisition of Prommet	(4,181)	—
Investments in other non-marketable securities	—	—
Proceeds from disposal of non-marketable equity securities	—	1,333

continued on next page

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars, except share amounts)

	3 months ended March 31,
	2007	2006
continued from previous page

Proceeds from disposals of property, plant and equipment	1,100	620
Purchases of mineral licenses	(1,061)	—
Purchases of property, plant and equipment	(80,696)	(118,658)

Net cash (used in) provided by investing activities	(90,912)	(120,554)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	85,473	200,799
Repayment of short-term borrowings	(171,605)	(193,802)
Dividends paid	—	—
Proceeds from issuance of common stock	—	—
Purchase of treasury stock	—	—
Proceeds from disposal of treasury stock	—	—
Proceeds from long-term debt	18,474	5,566
Repayment of long-term debt	—	(363)
Repayment of obligations under finance lease	(2,416)	(1,213)

Net cash (used in) provided by financing activities	(70,074)	10,987

Effect of exchange rate changes on cash and cash equivalents	50	(1,179)

Net (decrease) increase in cash and cash equivalents	36,436	19,980

Cash and cash equivalents at beginning of year	172,614	311,775

Cash and cash equivalents at end of year	$209,050	$331,755

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  July 11, 2007